SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934
[January 12, 2006]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-___

SIGNATURES
Date  January 12, 2006
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel
Metso Corporation

Metso to supply a conveying system to Dawson mine in Australia
(Helsinki, Finland, January 12, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso Minerals will supply a cable belt conveying system for coal transportation to the Dawson mine, Central Queensland, Australia. The value of the order is approximately EUR 22 million. The delivery will be completed by October 2006. The order was booked for the last quarter order backlog of 2005.
The delivery is a part of the mine expansion project and comprises of two cable belt conveyors, at 10 km and 16 km in length. The new conveying system will transport run-of-mine (ROM) coal at a rate of 2,400 tons per hour to a new coal handling preparation plant. The route flexibility of the cable belt conveyor will allow for an environmentally sound installation with the minimum of ground disturbance. The estimated start-up of the 10 km system is in December 2006, with the 16 km system following in February 2007.
Dawson mine is one of Australia’s largest coal mines with an annual coal production of 12.7 million tons and a work force of 700 people at the completion of the expansion. It is a joint venture between Anglo Coal Australia and Mitsui Coal Holdings.
Metso is a global engineering and technology corporation with 2004 net sales of approximately EUR 4 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Donald Gaughenbaugh, Senior Vice President, Bulk Materials Handling Product Line, Metso Minerals,
tel. +1 570 271 7721
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation,
tel. +358 20 484 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.